FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

 Magic Expands into Greater China with United Electronics

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3.

PRESS RELEASE

4.

Magic Expands into Greater China with United Electronics

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Partnership agreement worth nearly $1,000,000 USD

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Or Yehuda, Israel, October 1, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has accelerated its expansion into China with the appointment of United Electronics Co., Ltd. (UEC) as a Magic xpa and Magic xpi prime partner and reseller for Mainland China, Hong Kong, and Macau. The partnership agreement for licenses, maintenance and support is worth nearly $1,000,000 over five years.

8.

“The Chinese market is ripe for this partnership with Magic. Demand for enterprise products and services is on the rise and the enterprise mobility is poised to take off. By enabling businesses to mobilize enterprise data easily, reliably and securely, Magic’s robust enterprise-grade application and integration platforms provide us with a huge growth opportunity,” stated Mr. Donghui Wang, Chairman of the Board at United Electronics Co.  “In addition to their ease of use and flexibility, Magic products provide an excellent price/performance ratio that is highly valued in Asia Pacific market and in China in particular.”

9.

“We have been looking for an established, reliable and qualified partner in China. With their strong IT expertise, strength in energy, finance, manufacturing and other verticals, as well as partnerships with many of the same leading global IT vendors including Oracle, Microsoft and IBM, United Electronics is a natural fit for our target market,” said Ran Lewinski, Distribution General Manager for Magic Software Enterprises. “We are especially pleased with United Electronics’ determination and commitment to building and expanding the existing Magic community around our integration and mobility offerings.”

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This new partnership strengthens Magic’s presence in the Asia Pacific market where the company already boasts many long-term partners.

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About United Electronics Co., Ltd. (UEC)

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United Electronics Co., Ltd., (UEC) is a leading IT solutions and service provider in China with over 600 employees and net revenues of approximately 1 Billion RMB (US $163 million) in 2012.

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Headquartered in Beijing, UEC has 21 branch offices in Mainland China and Hong Kong to support customers from five industries (Finance, Telco, Manufacturing, Government, Life Science) and also some local ISVs. UEC is a public company listed in Shenzhen Stock Exchange (002642.sz).

15.

UEC is also a pioneer providing emerging technologies and services in local markets, including cloud computing, big data, enterprise mobile applications, etc. A specialist in the final mile to end users, UEC is a long-time partner of global IT vendors, which include Oracle, IBM, HP, Dell, HDS, Microsoft, Symantec, EMC, NetApp, VMware, APC, etc.

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About Magic Software Enterprises

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Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

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For more information, visit www.magicsoftware.com.

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Press Contact:

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Tania Amar | VP Global Marketing

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Magic Software Enterprises

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tania@magicsoftware.com

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Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

26.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

27.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1st, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Expands into Greater China with United Electronics

Exhibit 10.1